OMB APPROVAL	
OMB Number:	3235-0681
Expires:	February 28, 2017
Estimated average burden hours per initial response.	1.5

FORM MA-NR

DESIGNATION OF U.S. AGENT FOR SERVICE OF PROCESS FOR NON-RESIDENTS

Please read the General Instructions for this form and other forms in the MA series, as well as its subsection, "General Instructions to Form MA-NR," before completing this form. All *italicized* terms herein are defined or described in the Glossary of Terms appended to the General Instructions.

Purpose: Each *non-resident municipal advisor, non-resident* general partner or *non-resident managing agent* of a *municipal advisor*, and *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf must execute a written irrevocable consent and power of attorney on Form MA-NR to appoint an agent in the United States, upon whom may be served any process, pleadings, or other papers in any action brought against such *non-resident municipal advisor*, general partner, *managing agent* or natural person associated with the *municipal advisor*.

Instructions to Complete this Form:

1. This power of attorney, consent, stipulation, and agreement shall be signed and notarized by the *non-resident municipal advisor*, *non-resident* general partner or *managing agent*, or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf, as applicable, in Section A of Form MA-NR. The form must be signed by the authorized agent for service of process in the United States in Section B of Form MA-NR.

2. The name of each *person* who signs this Form MA-NR must be typed or printed beneath the *person's* signature.

3. Any *person* who occupies more than one of the specified positions must indicate each capacity in which the *person* is signing the form.

4. Section C Documentation: If any *person* signs this form pursuant to a written authorization – *e.g.*, a board resolution or power of attorney – an accurate and complete copy of each such document must be included with the Form MA-NR.

5. Attachment to Form MA or Form MA-I:

   a) Complete and execute a printed Form MA-NR, including signatures and notarization. Then scan the original completed and executed form to create a PDF file. Please consult the instructions for uploading PDF files into EDGAR, found in the EDGAR Filer's Manual, available at http://www.sec.gov/info/edgar.shtml.

   b) If any other documents are required, as specified in Section C of the form, include these documents in the same PDF file or create a separate one(s).

   c) Attach the PDF file(s) to the Form MA or Form MA-I, as appropriate, where prompted in the form.

SEC 2900 (4/14)

Power of Attorney, Consent, Stipulation, and Agreement

A. Designation and Appointment of Agent for Service of Process

Identify the agent for service of process for the *non-resident municipal advisor*, for the *non-resident* general partner or *managing agent* of a *municipal advisor*, or for the *non-resident* natural person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf. Fill in all lines.

1. Name of United States *person* designated and appointed as agent for service of process.
   Enter all the letters of each name and not initials or other abbreviations.
   (If no middle name, enter NMN on that line.)

   Susan Elizabeth Bryant
   _____
   (name)

2. Mailing Address of United States *person* designated and appointed as agent for service of process.
   Do not use a P.O. Box. Do not use a foreign address.

   62 Bay View Street, Suite 21
   _____
   (number and street; office suite or room number)

   Camden _____   ME _____   04843-0596 _____
   (city)   (state)   (U.S. postal code: zip+4)

   207-230-0066 _____
   (area code) (telephone number)

By signing this Form MA-NR or authorizing the signatory below to sign on your behalf, you -- the *non-resident municipal advisor*, *non-resident* general partner or *non-resident managing agent* of a *municipal advisor,* or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf (hereinafter, "the Designator") – irrevocably designate and appoint the above United States *person* as your Agent for Service of Process, and agree that such *person* may be served on your behalf, of any process, pleadings, subpoenas, or other papers, and you further agree that such service may be made by registered or certified mail, in:

(a) *any investigation* or administrative *proceeding* conducted by the *Commission* (i) that relates to you or (as applicable) to the *municipal advisor* of which you are a general partner or *managing agent,* or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or (ii) with respect to which you may have information; and

(b) any civil suit or action brought against you or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent,* or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or to which you, or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent,* or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state, or of the United States or of any of its territories or possessions or of the District of Columbia, where the *investigation, proceeding,* or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor.*

The Designator stipulates and agrees that: any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, the above-named Agent for Service of Process; and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made. Such person cannot be a *Commission* member, official, or employee.

Appointment and Consent: Effect on Partnerships. If you are organized as a partnership, this irrevocable power of attorney and consent to service of process will continue in effect if any partner withdraws from or is admitted to the partnership, provided that the admission or withdrawal does not create a new partnership. If the partnership dissolves, this irrevocable power of attorney and consent shall be in effect for any action brought against you or any of your former partners.

Certification:

The undersigned certifies under penalty of perjury under the laws of the United States of America, that the information contained in this Form MA-NR is true and correct and that this Form MA-NR is signed as a free and voluntary act.

Unless the Designator is a natural person signing on his or her own behalf, the undersigned further certifies that the Designator has duly caused this power of attorney, consent, stipulation, and agreement to be signed on the Designator's behalf by the undersigned, thereunto duly authorized:

Signature of Designator or Person Signing on Behalf of Designator:

[signature] Date: 1/20/2015

Printed Name: Susan Elizabeth Bryant for Allan George Cooper Title: Attorney

In the City of: Camden, Maine In the Country of: USA

The Designator is executing this Form MA-NR as a:
(*Check all that apply.*)

___ *Non-resident municipal advisory firm*, other than a sole proprietor
_X_ *Non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf
___ *Non-resident municipal advisor* sole proprietor
___ *Non-resident* general partner of a *municipal advisor*
Name of *municipal advisor* ____________
___ *Non-resident managing agent* of a *municipal advisor*
Name of *municipal advisor* ____________

The Designator is executing this Form MA-NR in connection with a(n):
(*Check all that apply.*)

___Initial application on Form MA of the Designator for registration as a *municipal advisor*
___Initial application on Form MA of the *municipal advisor* of which the Designator is a general partner or *managing agent*

_X_Initial submission on Form MA-I filed regarding a natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf



___Change of status of Designator from a resident to a *non-resident*
___Amendment to information supplied on a previous Form MA-NR

Mailing Address of the Designator
Do not use a P.O. Box.

Connaught House, 1-3 Mount Street
(number and street)

London		UK	W1K 3NB
(city)	(state/region)	(country)	(postal code)

____
(country code) (area code) (telephone number)

For a telephone number outside of the U.S., provide the country code with the area code and number.

EDGAR CIK No. (if any)__________ *SEC* File No. (if any): ____________

Notary Public Signature and Information:

Signature: [signature] [PLACE SEAL HERE]

Subscribed and sworn to me this 20 day of January, 2015

My commission expires on Nov. 29, 2021 County of Knox
State/Region of Maine Country of __________

B. Acceptance of the Above Designation and Appointment as Agent for Service of Process.

The United States *person* identified in Section A above as the agent for service of process hereby accepts this designation and appointment as agent for service of process, under the terms set forth in this Form MA-NR. By signing below, the signatory certifies that the *person* identified in Section A above as the agency for service of process has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized:

Signature of U.S. Agent for Service of Process:

[signature] Date: 1/20/2015

Printed Name: Susan Elizabeth Bryant Title: Attorney

C. Attached Documents

1. Is any name signed above pursuant to a written authorization, such as a board resolution or power of attorney? ☒Yes ☐No

2. Is there a written contractual agreement or other written document evidencing the designation and appointment of the above named U.S. agent for service of process and/or the agent's acceptance? ☐Yes ☒No

4

If "Yes" to Section C-1 and/or Section C-2., identify each such document on a separate line below, and include an accurate and complete copy of each such document as part of the PDF file in which the Form MA-NR is attached to the Form MA or Form MA-I, or attach each such document as a separate PDF to the relevant Form MA or Form MA-I.

Power of Attorney Cooper

_____

_____

_____

_____

_____

POWER OF ATTORNEY

The undersigned, individual, on his own behalf and as a Partner and Chief Compliance Officer of MVision Private Equity Advisers USA, LLC, a Delaware limited liability company (hereinafter, the Firm), hereby constitutes and appoints Susan E. Bryant, an individual residing and having an office in Camden, Maine, his true and lawful attorney, with full power and authority to sign for the Firm and for the undersigned as an officer of the Firm, in our names and in the capacities indicated below, and to file with the U.S. Securities and Exchange Commission (Commission) on behalf of the Firm and its associated persons:

1. any and all Forms ID necessary to obtain a CIK number and access codes for the Firm to allow filings to be made through the EDGAR system maintained by the Commission; and

2. Form MA and any amendments to that Form as may be required to register the Firm as a municipal advisor with the Commission; and

3. any and all Forms MA-I and any amendments to those Forms for each of the Firm's associated persons involved in municipal advisory activities.

This Power of Attorney shall remain in effect until revoked or until the Firm withdraws from registration and no additional filings are required.

IN WITNESS WHEREOF, the undersigned has executed this power of attorney, this 1st day of August 2014.

_____
Allan G. Cooper

MVision Private Equity Advisers USA, LLC

By: _____
Allan G. Cooper, Partner and Chief Compliance Officer